Joint News Release

SpectrumGold to Begin Trading on Toronto Stock Exchange October 27th

October 23, 2003, Vancouver – NovaGold Resources Inc. and SpectrumGold Inc.

NovaGold Resources Inc (TSX: NRI) is pleased to announce that its subsidiary SpectrumGold will begin trading on the Toronto Stock Exchange on Monday, October 27, 2003 under the symbol SGX. Shares of the company will also trade on the U.S. Over-the-Counter Market under the symbol SPGDF. At listing there will be 20,883,500 common shares issued and outstanding.

SpectrumGold holds 100% interests in two advanced stage properties including the Galore Creek gold-silver-copper project and five early stage properties all in Western Canada. At the Galore Creek project SpectrumGold has just completed its initial 10,000 foot drill program using two core drills. Assay results are pending and will be reported after they are finalized later this fall. A major drill campaign is anticipated for the 2004 field season in anticipation of completing a pre-feasibility study and to test new priority targets.

SpectrumGold also recently completed a 10,000 foot drill program at the McQuesten gold project located in the Keno Hill Mining District outside of Mayo, Yukon to earn a 70% interest in the property from Eagle Plains Resources (TSX-V: EPL). Also in the Yukon, SpectrumGold has completed its major geologic compilation effort at the Brewery Creek property and anticipates undertaking a drill program in 2004 to evaluate the potential for a major sulfide gold target along the 15 kilometer mineralized trend.

Financial Results and Conference Call Scheduled for Thursday, October 30th

NovaGold will release its third quarter financial results and hold a conference call and webcast on Thursday, October 30th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). NovaGold will discuss its financial results for the period and give an update on the company’s activities including SpectrumGold. To participate in the conference call, please dial 416-695-5259 or toll free 1-800-769-8320. Live audio of the conference call will be simultaneously broadcast via NovaGold's website. The call will also be available for replay until November 30th, 2003 by calling 416-695-5275 or 1-866-518-1010 and will be archived on the NovaGold website at www.novagold.net.

About SpectrumGold

SpectrumGold (TSX: SGX) is a new precious metals exploration company focused in Western Canada. The company is a 56% owned subsidiary of NovaGold Resources Inc. (TSX: NRI). SpectrumGold will have C$4.5 million in cash upon its listing on the Toronto Stock Exchange.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project. NovaGold has 52.5 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any development stage gold company. Other information is available online at: www.novagold.net.

For more information contact:
Greg Johnson, VP Corporate Development	Don MacDonald, CA, Senior VP & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227